Robert S. Kant

Tel 602.445.8302

Fax 602.445.8100

KantR@gtlaw.com

March 27, 2013

VIA E-MAIL (andereggs@sec.gov), FEDERAL EXPRESS,

    AND THE EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director Scott Anderegg, Staff Attorney

Re:	MarineMax, Inc. (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”) Filed February 26, 2013 File No. 333-186878

Ladies and Gentlemen:

The following is in response to your letter dated March 21, 2013. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

Guarantees, page 21

1.

SEC Comment: We note your discussion of guarantees here and the provisions for guarantees in your indenture. Please revise your registration statement to include the guarantees in the fee table, identify the guarantor(s) in your registration statement, revise your prospectus, where applicable, to include the guarantees among the securities you may issue and comply with Rule 3-10 of Regulation S-X or confirm that if you decide to add guarantees after this registration statement has been declared effective, you will file a new registration statement to register the guarantees. In addition, if you include guarantees in the registration statement, ensure that your counsel’s legal opinion is revised accordingly. Please refer to the guidance set forth in Section II.B.1.e. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011) available on our website at www.sec.gov/interps/legal/cfslb19.htm.

Securities and Exchange Commission

Division of Corporation Finance

March 27, 2013

Company Response: On behalf of the Company, we hereby confirm that if the Company decides to add guarantees after the Registration Statement has been declared effective, it will file a new registration statement to register the guarantees.

Item 16. Exhibits, page II-2

2.

SEC Comment: We note that you have listed the Statement of Eligibility of Trustee as Exhibits 25.1 together with a note indicating that you will file this exhibit by amendment to the registration statement or by a report filed under the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement. Please note that you may not file the Form T-1 in a post-effective amendment to the registration statement or report filed under the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement. You may, however, rely on Section 305(b)(2) of the Trust Indenture Act of 1939 and file the Form T-1 under the electronic form type “305B2.” Please confirm that you will file your Form T-1 under form type 305B2 and revise your related footnote disclosure. For further guidance, please see Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website at www.sec.gov.

Company Response: On behalf of the Company, we hereby confirm that the Company will file its Form T-1 under electronic form type “305B2” at such time that it designates a trustee. The Company has revised its footnote disclosure in the exhibit listing accordingly.

Exhibit 5.1

3.

SEC Comment: Please have counsel revise the sixth paragraph of page 2 of its opinion to represent that in issuing its opinion it has reviewed all documents it deems necessary. It is inappropriate for counsel to base its opinion on the review of a limited set of documents. We will not object to counsel including a list of documents it reviewed provided that the language does not state or imply that these were the only documents reviewed by counsel. Counsel must review all documents necessary in order to render its opinion regarding the legality of the securities. Please refer to the guidance set forth in Staff Legal Bulletin No. 19.

Company Response: We have revised the sixth paragraph on page 2 of our opinion to state that we have reviewed all documents that we deemed necessary to render our opinions set forth therein.

4.

SEC Comment: We note that in Section 11.10 of the indenture provides that the laws of the state of New York shall be governing law of the debt securities and the indenture. As your counsel must provide a “legal and binding” opinion for a

Securities and Exchange Commission

Division of Corporation Finance

March 27, 2013

registration statement relating to debt securities, an opinion must be given as to the governing law in order to fulfill the item requirement. Please have counsel indicate that they are opining under New York law with respect to the debt securities. Please see Item 601(b)(5) of Regulation S-K and Section II.B.1.e of Staff Legal Opinion No. 19. In this regard, your counsel will need to modify the scope of the second paragraph on page 3 and the second paragraph on page 7.

Company Response: We have revised the scope of the second paragraph on page 3 and the second paragraph on page 7 of our opinion to indicate that our opinion relating to the debt securities is given under New York law.

5.

SEC Comment: We note that you are registering warrants, purchase contracts, depository shares and units. Please advise us, if known, those state laws that will govern the agreements under which these securities will be issued and, if such governing law is not the Delaware General Corporation Law, have counsel revise, as applicable, the parenthetical phrases in paragraphs two through six on page 3 and the second paragraph on page 7. If it is unknown at this time which state laws will apply, please confirm that, consistent with comment 7 below, you will file an appropriately qualified opinion of counsel, including as to jurisdiction and expertise. See Sections II.B.i.f, II.B.2.a and II.B.3.b of Staff Legal Bulletin No. 19. In this regard, you may wish to have counsel modify the assumptions in the parenthetical phrases in paragraphs two through six on page 3 and the second paragraph on page 7 to anticipate the future addition of jurisdictions.

Company Response: It is unknown at this time which state laws will govern the agreements under which the warrants, purchase contracts, depository shares or units will be issued. We hereby confirm that we will file an appropriately qualified opinion, including as to jurisdiction and expertise, at such time as such securities are issued. In addition, we have revised paragraphs two through six on page 3 to remove the parenthetical phrases and clarified that such assumptions apply to the applicable jurisdiction for each security.

6.

SEC Comment: We note the language in the first paragraph on page 7 of the legal opinion, which states that the opinion is “being furnished to the Company solely for submission to the Commission as exhibit…” This appears to be a disclaimer of responsibility that implies that investors are not entitled to rely on the opinion. Please have counsel delete this disclaimer from the legal opinion. Please see Section II.B.3.d of Staff Legal Opinion No. 19.

Company Response: We have deleted this disclaimer from our legal opinion.

7.	SEC Comment: We note that counsel’s opinion contains significant assumptions regarding the future issuance of securities being registered in the offering.

Securities and Exchange Commission

Division of Corporation Finance

March 27, 2013

Please confirm that you will file an appropriately unqualified opinion each time a takedown occurs. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K. Please see Section II.B.2.a of Staff Legal Opinion No. 19.

Company Response: We hereby confirm that we will file an appropriately unqualified opinion under Rule 462(d) or under cover of Form 8-K each time a takedown from the Registration Statement occurs.

Securities and Exchange Commission

Division of Corporation Finance

March 27, 2013

* * * *

We hope that this resolves the questions as outlined in your letter. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Robert S. Kant

Robert S. Kant

cc:	Catherine Brown, Staff Attorney, United States Securities and Exchange Commission
William H. McGill, Chairman of the Board, President, Chief Executive Officer, and Director, MarineMax, Inc.
Michael H. McLamb, Executive Vice President, Chief Financial Officer, Secretary, and Director, MarineMax, Inc.
Kurt M. Frahn, Vice President of Finance, Chief Accounting Officer and Treasurer, MarineMax, Inc.

Securities and Exchange Commission

Division of Corporation Finance

March 27, 2013

***

The Company acknowledges your references regarding requesting acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgements and will provide the Staff with adequate time after the filing of the Amendment for further review before submitting a request for acceleration, and will provide any acceleration request at least two business days in advance of the requested effective date.

The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely,

MarineMax, Inc.

/s/ Michael H. McLamb

By:	Michael H. McLamb
Title:	Executive Vice President, Chief Financial Officer and Secretary